

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

April 13, 2010

By U.S. Mail and facsimile to (617) 208-2968

Bob Bates
Chief Financial Officer
Inova Technology, Inc.
2300 West Sahara Ave., Suite 800
Las Vegas, NV 89102

> **Re:** **Inova Technology, Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2009**
> **Filed August 10, 2009**
> **Form 10-Q for the Quarterly Period Ended January 31, 2010**
> **Filed March 22, 2010**
> **File No. 000-27397**

Dear Mr. Bates:

We have reviewed your response letter dated March 30, 2010 and have the following comments. As noted in our comment letter dated March 26, 2010 we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended April 30, 2009

General

1. In some of our prior comments we asked that you revise your disclosure. In some cases your response indicates that you will make your proposed revisions in future filings while others made no such reference specifically, comments four, six and twelve. Please clarify whether your intent is to revise your disclosure in future filings and if not, please explain.

Note 4 – Property and Equipment, page 18

2. We note your response to prior comment two that the increase in assets is due to assets acquired from Trakkers. Please reconcile the $4,476,260 in revenue producing equipment to the assets in the amount of $1,682,772 you identified as acquired in the Trakkers acquisition in footnote 5, page 19. Please explain any discrepancies.

3. We note your response to prior comment three. As a result of the error it appears you have misstated your fixed assets; there remains a discrepancy in the net fixed assets acquired and depreciation expense recorded.   Please reconcile quantifying the differences between the amounts reported and the correct amounts. Also, please explain why you believe a restatement of fiscal year ended April 30, 2009 is not warranted. Reference is made to FASB ASC 250-10-45.

Note 8 – Notes Payable, page 23

4. We note your response to prior comment six that the Boone waiver covered the entire balance at April, 20009. Please clarify whether the waiver extends beyond April 2009 and to the extent necessary revise your disclosure. Refer to Rule 4-08(c) of Regulation S-X.

Note 15 – Warrants, page 30

5. We note your response to prior comment nine and the fact the additional warrants had incremental value to the holder however had no accounting impact. Please explain the extent you considered the guidance in FASB ASC 505-50-30-28 and 35-5.

6. We note your response to prior comment ten and your assertion that because the put options are only effective upon the exercise of the warrants and to-date no warrants have been exercised there is no liability. Please support your assertion with the accounting guidance you relied upon and explain why the guidance in FASB ASC 480-10-25-8 through 25-13 and 815-40-55-16 through 55-18 is not applicable in your case.

Exhibits 31.1 and 31.2

7. We note your response to prior comment eleven. Please be advised that the certifications required by Rule 13a-14(a) or Rule 15d-14(a) must include language exactly as set forth in Item 601(b)(31) of Regulation S-K. In this regard, it appears you have included paragraph 4(b) but in doing so have now excluded paragraph 4(c) and you have omitted the introductory language in paragraph four referring to internal control over financial reporting. Further, in the first sentence

Bob Bates
Inova Technology, Inc.
April 13, 2010
Page 3

of your certificates, the certifying officer`s name should appear but not his title. Please amend to provide complete certifications in accordance with the above rule.

Form 10-Q for quarterly period ended January 31, 2010

Note 3 – Notes Payable, page 8

8. We note your response to prior comment twelve. Given the exercise prices of the warrants and your stock price were known at inception it remains unclear to us why a reasonable estimate of the potential penalty is not disclosed. Reference is made to FASB ASC 825-20-50-1(c).

As previously requested please provide a statement from the company, in your response, acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of your disclosure to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,
/s/ Andrew Mew
 Andrew Mew
Accounting Branch Chief